03033304

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, September 17, 2003, Series 2003-3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 17, 2003

DEUTSCHE ALT-A SECURITIES, INC.

By:________________________________
Name: Steve Katz
Title:

By:________________________________
Name: Eric Londa
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DBALT033_15 -- 3A1

Deutsche Bank Securities   CMO Desk 212-250-2669

Balance	$32,000,000.00	Delay	24	WAC(1)	6.219614864
Coupon	5.0000	Dated	10/01/2003	NET(1)	5.949615
Settle	10/31/2003	First Payment	11/25/2003	WAM(1)	179

Price	10 CPR	15 CPR	18 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-06+	4.939	4.907	4.886	4.870	4.828	4.780	4.727	4.672	4.614	4.552
100-08+	4.926	4.891	4.867	4.850	4.803	4.749	4.690	4.629	4.565	4.495
100-10+	4.914	4.875	4.848	4.829	4.777	4.718	4.653	4.586	4.516	4.439
100-12+	4.901	4.858	4.829	4.809	4.752	4.687	4.616	4.544	4.466	4.382
100-14+	4.888	4.842	4.811	4.788	4.727	4.657	4.580	4.501	4.417	4.326
100-16+	4.875	4.826	4.792	4.768	4.702	4.626	4.543	4.458	4.368	4.270
100-18+	4.863	4.809	4.773	4.748	4.677	4.596	4.507	4.415	4.319	4.214
100-20+	4.850	4.793	4.755	4.727	4.651	4.565	4.470	4.373	4.270	4.158
100-22+	**4.837**	**4.777**	**4.736**	**4.707**	**4.626**	**4.535**	**4.434**	**4.330**	**4.221**	**4.102**
100-24+	4.825	4.761	4.717	4.686	4.601	4.504	4.397	4.288	4.172	4.046
100-26+	4.812	4.744	4.699	4.666	4.576	4.474	4.361	4.245	4.123	3.990
100-28+	4.799	4.728	4.680	4.646	4.551	4.443	4.325	4.203	4.074	3.934
100-30+	4.787	4.712	4.662	4.626	4.526	4.413	4.288	4.161	4.026	3.879
101-00+	4.774	4.696	4.643	4.605	4.501	4.383	4.252	4.118	3.977	3.823
101-02+	4.761	4.680	4.625	4.585	4.476	4.352	4.216	4.076	3.928	3.768
101-04+	4.749	4.664	4.606	4.565	4.452	4.322	4.180	4.034	3.880	3.712
101-06+	4.736	4.648	4.588	4.545	4.427	4.292	4.144	3.992	3.831	3.657
Spread @ Center Price	**142**	**180**	**210**	**226**	**256**	**277**	**287**	**289**	**287**	**282**
WAL	**6.22**	**4.66**	**3.97**	**3.59**	**2.82**	**2.26**	**1.85**	**1.57**	**1.35**	**1.17**
Mod Durn	**4.875**	**3.809**	**3.318**	**3.038**	**2.465**	**2.028**	**1.697**	**1.454**	**1.263**	**1.105**
Principal Window	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Sep18**	**Nov03 - Nov10**	**Nov03 - Apr09**	**Nov03 - May08**	**Nov03 - Oct07**

Yield Curve	Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.9272	1.0011	1.6001	2.1187	3.1352	4.2886	5.2152